

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2023

Todd Mitchell
COO, CFO and Secretary
RiceBran Technologies
25420 Kuykendahl Rd., Suite B300
Tomball, TX 77375

>   **Re: RiceBran Technologies**
>   **Registration Statement on Form S-1**
>   **Filed January 13, 2023**
>   **File No. 333-269226**

Dear Todd Mitchell:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alex King at 202-551-8631 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing